RELIEF THERAPEUTICS HOLDING SA

Avenue de Secheron 15

CH-1202 Geneva

Switzerland

February 7, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	RELIEF THERAPEUTICS Holding SA

Registration Statement on Form F-1

(File No. 333-267026)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), RELIEF THERAPEUTICS Holding SA, a corporation organized under the laws of Switzerland (the “Company”), hereby applies for the immediate withdrawal of the above-referenced Registration Statement on Form F-1, which was originally filed with the Securities and Exchange Commission (the “Commission”) on August 23, 2022, together with all amendments and exhibits thereto (the “Registration Statement”).

The Registration Statement was filed in connection with the proposed public offering by the Company of its American Depositary Shares, each representing 200 ordinary shares, par value CHF 0.01 per share, which the Company has determined not to pursue at this time. The Registration Statement has not been declared effective by the Commission. The Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the Chief Executive Officer of the Company, Jack Weinstein, Avenue de Secheron 15, CH-1202 Geneva, Switzerland, or via e-mail at jack.weinstein@relieftherapeutics.com, with a copy to the Company’s counsel, Philip B. Schwartz, Akerman LLP, 201 East Las Olas Boulevard, Suite 1800, Fort Lauderdale, FL 33301, or by e-mail at philip.schwartz@akerman.com.

The Company requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please do not hesitate to call Philp Schwartz of Akerman LLP at (954) 468-2455 with any questions you may have regarding this matter.

Very Truly yours,

By:	/s/ Jack Weinstein
Jack Weinstein, Chief Executive Officer